SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: February 27, 2004

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On February 26, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced the launch of a new fiber optic line between Kaliningrad, Gvardeisk and Sovetsk with access to the digital trunk network of Russia, and the commissioning of an international switching centre in Kaliningrad. A copy of the corresponding press release is attached hereto as Exhibit 99.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    February 27, 2004                By:   /s/ Vladimir I. Androsik
                                            -------------------------------
                                         Name:  Vladimir I. Androsik
                                         Title: Deputy General Director -
                                                Finance Director

                                  EXHIBIT INDEX



The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number           Description

    EX-99 English translation of the press release announced the launch of a new fiber optic line between Kaliningrad, Gvardeisk and Sovetsk.

                                                                   Exhibit 99


For immediate release                                              ROSTELECOM
-------------------------------------------------------------------------------


                    ROSTELECOM LAUNCHES NEW FIBER OPTIC LINE
             BETWEEN KALININGRAD, GVARDEISK AND SOVETSK WITH ACCESS
                     TO THE DIGITAL TRUNK NETWORK OF RUSSIA

     Moscow - February 26, 2004 - Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the launch of a new fiber optic line between Kaliningrad, Gvardeisk and Sovetsk with access to the digital trunk network of Russia, and the commissioning of an international switching centre in Kaliningrad.

     The groundbreaking ceremony took place in the format of simultaneous videoconferences between Kaliningrad, Moscow and St. Petersburg. Included among the speakers were acting Minister of Telecommunications of the Russian Federation, Leonid D. Reyman, the Governor of the Kaliningrad region, Vladimir
G. Yegorov, General Director of Rostelecom, Dmitry Y. Yerokhin, and General Director of North-West Telecom, Sergei Kuznetsov.

     The Governor of the Kaliningrad region, Vladimir G. Yegorov said in his speech: "The low level of digitalization of telecommunications equipment constrained the development of the region's information systems and its integration into Russia's communications network. Construction of the new fiber-optic line enables the Kaliningrad region to implement projects aimed at the creation of an information society, including tracking the trans-border movement of people and goods, ensuring widespread access to information on public services, development of telemedicine and remote education, implementation of which is provided for in the federal Electronic Russia (E-Russia) program."

     Commenting on the introduction of the new trunk telecommunications line, Rostelecom's General Director, Dmitry Y. Yerokhin, said, "Implementation of this project enabled us to digitalize Kaliningrad's trunk network and to ensure high quality telecom connections between this region and the rest of Russia. The introduction of the fiber-optic line and international switching center creates the opportunity for substantial domestic and international long-distance traffic growth, dynamic development of the Internet network and more aggressive introduction of new services in the region."





For further details please contact

Anna Kareva
Director for Public and Investor Relations
Tel.: 973 9920
Fax: 787 2850
e-mail: kareva@hq.rt.ru